SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2015

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the transition period from _______________ to _______________

Commission File Number: 001-10607

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THE REPUBLIC MORTGAGE INSURANCE COMPANY AND
AFFILIATED COMPANIES PROFIT SHARING PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.

THE REPUBLIC MORTGAGE INSURANCE COMPANY AND AFFILIATED COMPANIES PROFIT SHARING PLAN

(Registrant)

By:	/s/ D. Christopher Cash
D. Christopher Cash, Plan Administrator

Date: July 8, 2016

The Republic Mortgage Insurance Company
And Affiliated Companies
Profit Sharing Plan
Financial Statements and Supplemental
Schedule
December 31, 2015 and 2014

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015	3

Notes to Financial Statements	4 - 10

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015	12

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompnying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the  Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Mayer Hoffman McCann P.C.
Minneapolis, Minnesota
July 8, 2016

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014

Assets:
Investments, at fair value:
Insurance company pooled separate accounts	$14,850,069	$16,427,318
Old Republic International Corporation common stock fund	3,057,281	2,298,353
Total investments at fair value	17,907,350	18,725,671
Insurance Company Guaranteed Investment Account, at contract value	20,690,354	20,911,733
Total investments	38,597,704	39,637,404

Receivables:
Employer contributions	250,402	244,720
Other employer contributions	244,241	-
Notes receivable from participants	143,133	147,727
Total receivables	637,776	392,447

Net Assets Available for Benefits	$39,235,480	$40,029,851

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions:
Investment income:
Net depreciation in fair value of pooled separate account investments	$(296,947)
Dividends, Old Republic International Corporation common stock fund	109,314
Net apppreciation in fair value of the Old Republic International Corporation common stock fund	591,047
Interest, guaranteed investment account	601,108
Investment income	1,004,522
Interest income on notes receivable from participants	4,356

Contributions:
Employer	250,402
Other Employer	244,241
Participants	172,050
Total contributions	666,693
Total additions	1,675,571

Deductions:
Benefits and withdrawals	2,469,357
Administrative expenses	585
Total deductions	2,469,942
Net deductions	(794,371)

Net assets available for benefits:
Beginning of year	40,029,851
End of year	$39,235,480

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Summary Plan Description or the Plan document for more complete information.

The Plan is a qualified defined contribution plan covering all employees of Republic Mortgage Insurance Company, RMIC Corporation, and Republic Mortgage Insurance Company of North Carolina (the “Sponsor”).  Employees are eligible to participate in the Plan at the start of their employment and must elect to enroll in the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Internal Revenue Code (“IRC”).

Contributions
The Sponsor makes contributions to the Plan at the discretion of the Sponsor’s Board of Directors at a sum determined by the Board without regard to current and accumulated profits for the taxable year, for years ending with or within such Plan year.  Contributions are allocated to eligible participants based on the participant’s eligible compensation to total eligible compensation of all eligible participants.

Participants may contribute up to 25% of their compensation pre-tax and 25% after-tax for a combined maximum of 50% of compensation during any Plan year.

Participants may also make rollover contributions into the Plan from distributions from other qualified plans, as defined in the Plan.

Contributions are subject to certain limitations as prescribed by the Internal Revenue Service with contributions in excess of IRC limits returned to participants or sponsor when determined. There were no excess material contributions to be returned to participants based on qualification testing for the years ended December 31, 2014 and 2013, respectively.

Vesting
Participant account balances provided by Sponsor contributions and related allocated Plan earnings become 40% vested after one year of service.  Vesting percentages increase by 10% for each of the next four years with full vesting after six years of service.

Participant account balances provided by participant contributions and allocated Plan earnings are always fully vested.

Participant Accounts
A separate account balance is maintained for each participant and is credited with participant contributions, participant rollover contributions from other qualified plans, and allocations of Sponsor contributions, Plan earnings, and forfeitures of terminated participants’ non-vested accounts.  Allocations of Plan earnings are based on participants’ daily account balances.  Sponsor contributions and forfeitures of non-vested accounts are allocated based on eligible annual compensation of participants.  The benefit to which a participant is entitled is the participant’s vested account.  Participants direct the investment of their account by electing among a variety of investment options offered by the Plan.  Participants may change their investment designation with respect to their account balance and future contributions at any time.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

Forfeitures
If a participant terminates employment with the Sponsor prior to becoming fully vested, the non-vested portion of the Sponsor contributions and allocated earnings thereon are forfeited and are reallocated to eligible participants when the terminated participant incurs a break-in-service.  Forfeited amounts are reallocated to the active eligible participants based on eligible participant compensation, as defined in the Plan agreement.  Unallocated forfeitures totaled $2,818 and $2,401 at December 31, 2015 and 2014, respectively.  Of the December 31, 2015 total, $2,818 was allocated in 2016.

Payment of Benefits
In the event of retirement, disability, or death, accumulated benefits become vested and are distributed to participants or designated beneficiaries by lump-sum payment or through various annuity options.

In the event of termination of employment, participants have the option of receiving vested accumulated benefits through lump-sum distributions, leaving the vested value of their accounts in the Plan until retirement or transferring amounts into an individual retirement account.

Participants may withdraw after-tax voluntary contributions at any time. Participants may withdraw pre-tax voluntary contributions at age 59½ or for financial hardship purposes.

Participants may elect to take early withdrawals of employer contributions if they have participated in the Plan for at least five years and in-service distributions after attaining age 59½.  Such early withdrawals will not result in suspension of Sponsor contribution allocations.

Net assets at December 31, 2015 and 2014, included funds totaling $28,574,317 and $27,839,310, respectively, which represent the account balance of retired and terminated participants who have elected to leave their funds in the Plan upon retirement or termination.

Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may have no more than two loans outstanding at one time.  Loans plus interest must be repaid within five years through payroll deductions.  These loans bear interest at the prevailing prime rate at the loan inception date.  The loans are collateralized by the vested balance in the participant’s account.  Outstanding loans of terminated participants are repaid prior to distribution of the participant’s account balance or the outstanding loans are repaid from the participant’s account balance before distribution.

Partial Plan Termination
Beginning in September, 2011, the Sponsor has experienced significant economic challenges.  These issues have resulted in a series of large staff reductions at the Sponsor which have three major impacts on the Plan.  In accordance with the rules and regulations of ERISA, IRC, and Plan documents, these actions, when they occur, are considered a Partial Plan Termination.  The Plan is impacted by (1) reduced number of active participants; (2) acceleration of the vesting schedule for those Participants that are involuntarily terminated by the Sponsor; and (3) a market value adjustment to the Insurance Company Guaranteed Investment Account for those terminated Participants who were invested in that option.  The Plan remains a viable qualified defined contribution plan for those participants remaining with the Sponsor.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Accounting
The Plan prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Changes in Accounting Principles
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07), which eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured using net asset value per share as a practical expedient.  The amendments in ASU 2015-07 are effective for fiscal years beginning after December 15, 2015, with early adoption permitted.  Plan management is currently evaluating this update to determine the potential impact of its adoption on the Plan’s financial statements.

In July 2015, the FASB issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12).  This standard simplifies certain financial statement reporting and disclosure requirements for employee benefit plans. This ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted.  Parts I and II require retrospective application.  Part III is not applicable to this Plan.  Plan management has elected to early adopt this ASU.

Investment Valuation and Income Recognition
Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value.  Contract value is the relevant measure for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Net appreciation (depreciation) in fair value of investments includes unrealized and realized gains and losses.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2015 or 2014.  If a participant ceases to make loan repayments and the Plan deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Unit Values
Investments in the pooled separate accounts are valued on a net asset value per unit basis which approximates their fair value.  The pooled separate accounts are credited with earnings on the underlying investments and charged for Plan benefits paid and deductions for investment expenses, risk, profit, and annual management fees.   Redemptions may occur on a daily basis.  The use of net asset value as fair value is deemed appropriate as the pooled separate accounts do not have a finite life, unfunded commitments relating to investments, or significant restrictions on redemptions.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

        Benefits and Withdrawals
Benefits and withdrawals are recorded when paid.  At December 31, 2015 and 2014, there were no significant amounts due but unpaid to participants.

Income Tax Status
The Plan obtained its latest determination letter on February 20, 2015, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.   Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2015 and 2014.  The Plan is not currently under audit by any tax jurisdiction.

The Plan intends to submit to the IRS a request for a compliance statement under the Voluntary Correction Program (“VCP”) to resolve certain issues identified by Plan management regarding historical employer contributions. These issues are being corrected in a manner that Plan management believes is consistent with established IRS correction procedures.  Accordingly, the Plan’s financial statements reflect a receivable for Other Employer Contributions of $244,241.  Plan management believes that these issues and the VCP application will not impact the tax qualification of the Plan and that the Plan continues to maintain tax qualified status under the applicable sections of the IRC.  Plan management believes that the final outcome of the VCP will not have a material effect on the Plan’s financial statements.

Plan Expenses
Costs of administering the Plan are paid by the Sponsor except for investment management fees of individual fund investments which are charged to the respective investment and included in the net appreciation (depreciation) of the investment.  Participating loan processing fees are charged as a reduction to the respective participant accounts.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Subsequent Events Policy
Subsequent events have been evaluated through the date the financial statements were issued.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

3.	Investments

The Plan is invested in a group annuity contract with the Massachusetts Mutual Life Insurance Company (the “Trustee”).  The contract allows for a participant-directed investment program in pooled separate accounts sponsored by the Trustee.  Investment options include fixed income, asset allocation, domestic equity, and international equity subaccount options and a guaranteed investment account.  In addition to the investment options offered through the Trustee, participants may also invest in common stock of the Sponsor’s parent, Old Republic International Corporation (“ORI”).

        A. Fair Value Measurements

A majority of the Plan’s investments are stated at fair value in the accompanying statements of net assets available for benefits. Fair value is defined as the estimated price that is likely to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date.  A fair value hierarchy is established that prioritizes the sources (“inputs”) used to measure fair value into three broad levels: inputs based on quoted prices in active markets (Level 1); observable inputs based on corroboration with available market data (Level 2); and unobservable inputs based on uncorroborated market data or a reporting entity’s own assumptions (Level 3).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are discussed further in Note 2.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

Level 1	Securities include publicly traded common stocks.

Level 2	Securities include pooled separate accounts.

The following tables provide information by level on the Plan's assets which are measured at fair value on a recurring basis.

	Fair value measurements as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Old Republic International Corporation
common stock fund	$ 3,057,281	$ -	$ -	$ 3,057,281
Pooled Separate Accounts	-	14,850,069		14,850,069
Total Investments at Fair Value	$ 3,057,281	$ 14,850,069	$ -	$17,907,350

	Fair value measurements as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Old Republic International Corporation
common stock fund	$ 2,298,353	$ -	$ -	$ 2,298,353
Pooled Separate Accounts	-	16,427,318		16,427,318
Total Investments at Fair Value	$ 2,298,353	$ 16,427,318	$ -	$18,725,671

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

        B. Guaranteed Investment Account

The Plan holds an investment contract with Massachusetts Mutual Life Insurance Company.  Massachusetts Mutual Life Insurance Company maintains the contributions in a general investment account.  The account is credited with earnings at the guaranteed crediting interest rates in affect for the six month period beginning April 1 and October 1 and is charged for participant withdrawals and administrative expenses.  The guaranteed interest rates at April 1, 2015 and October 1, 2015 were 3.0% and 3.0%, respectively, and 3.0% and 3.0% at April 1, 2014 and October 1, 2014, respectively.  The guaranteed investment account issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment account.  Contact value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on an interest rate agreed upon with the issuer, but it may not be less than three percent.  Such interest rates are reviewed on a semiannual basis (April 1 and October 1) for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan,  or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974.  The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields:	2015	2014
Based on actual earnings	2.63%	2.64%
Based on interest rate credited to participants	2.63%	2.64%

4.	Related Parties and Parties in Interest Transactions

The Old Republic common stock fund consists of Old Republic International Corporation common stock, the parent of the Sponsor.

Certain Plan investments are pooled separate accounts and a guaranteed investment account sponsored by Massachusetts Mutual Life Insurance Company.  Massachusetts Mutual Life Insurance Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Sponsor on behalf of the Plan for the investment management services amounted to $3,213 for the year ended December 31, 2015.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

5.	Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their employer accounts.

6.	Risks and Uncertainties

The Plan offers investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
EIN:  56-1031043
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,
	Borrower, Lessor,	Description of Investment Including		Current
	or Similar Party	Number of Units and Rate of Interest	Cost**	Value

		Pooled Separate Accounts
*	Mass Mutual	Adv Dow Jones Target 2015 II (Wells Fargo)		$135,662
*	Mass Mutual	Adv Dow Jones Target 2025 II (Wells Fargo)		1,177,940
*	Mass Mutual	Adv Dow Jones Target 2035 II (Wells Fargo)		1,316,065
*	Mass Mutual	Adv Dow Jones Target 2045 II (Wells Fargo)		261,552
*	Mass Mutual	Adv Dow Jones Today II (Wells Fargo)		18,453
*	Mass Mutual	Growth America (American)		472,045
*	Mass Mutual	International New Discovery (MFS)		452,540
*	Mass Mutual	Mid Cap Core Equity (Invesco)		79,280
*	Mass Mutual	Mid Cap Value (Perkins)		27,000
*	Mass Mutual	NFJ Small Cap Val (Allianz)		98,002
*	Mass Mutual	Premier Disciplined Growth II (Babson)		89,163
*	Mass Mutual	Premier Disciplined Growth (Babson)		352,213
*	Mass Mutual	Premier Disciplined Value (Babson)		110,564
*	Mass Mutual	Premier Inflation Protection Bond (Babson)		101,029
*	Mass Mutual	Premier Oppenheimr Fds Small Cap Opp II		1,609,500
*	Mass Mutual	Select Growth Opportunities (Sands/JSP)		418,226
*	Mass Mutual	Select Focused Value (Harris)		1,279,897
*	Mass Mutual	MM S&P 500 Index (Northern Trust)		1,253,595
*	Mass Mutual	Select Large Cap Value (Huber/Bw Hnly)		2,104,661
*	Mass Mutual	Select Mid Cap Growth II (TRP/Frontier)		968,893
*	Mass Mutual	Select Systmtc/AmCent Mid Cap Value		93,936
*	Mass Mutual	Select Overseas (MFS/Harris/JPMorgan)		740,865
*	Mass Mutual	Select Small Cap Grwth Equity (Wellington/OFI)		717,803
*	Mass Mutual	Select Strategic Bond (Western)		697,185
*	Mass Mutual	Select MetWest Total Return Bond		274,000
				14,850,069
		Guaranteed Investment Account at Contract Value
*	Mass Mutual	Guaranteed Investment Account		20,690,354

		Old Republic International Corporation
*	Stock Account	Old Republic International Corporation (ORI)
		Common Stock Fund		3,057,281

*	Participants loans receivable	Interest rates of 3.25% maturity through 2020	$0	143,133
				$38,740,837

* Indicates an asset which is a party-in-interest to the Plan.
** Cost information may be omitted as Plan assets are participant directed.